Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Minutes of the Meeting of the Board of Directors held on November 17, 2016

2.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (11/2016)

Date, Time and Location:

November 17, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (“Company”).

Attendance:

Members of the Board of Directors, duly signed, including those participating by telephone.

Decisions:

1.	As set forth in article 28, letter “p”, item v, of the Company’s Bylaws, the Board Members approved the Executive Board’s proposal for the acquisition, by its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”), of the total capital stock of Liquigás Distribuidora S.A. held by Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras” and “Acquisition”, respectively).

2.	In addition, the Board Members authorized the execution of a letter of credit agreement, with Banco Bradesco BBI S.A. and Banco Bradesco S.A., for the issuance of a letter of credit in the amount equivalent to the price to be paid to Petrobras for the Acquisition (including any adjustment to the Acquisition price), to be defined in the final documents of the Acquisition. The Board Members also approved the letter of credit will be granted in favor of Petrobras, and will be guaranteed by the Company in connection with the obligations assumed by Cia. Ultragaz in this contract.

3.	Considering the abovementioned resolution, the Board Members decided to submit the Acquisition to the approval of the Company’s shareholders, pursuant to article 256, I, of the Brazilian Corporate Law.

4.	The Company’s Executive Officers are hereby authorized to undertake any necessary acts and execute all documents related to the conclusion of the negotiations and to execute the final documents of the Acquisition, including those related to the Company’s role as a intervening party in the Acquisition, as well as to undertake other acts or execute other documents deemed necessary for the purposes set forth herein.

Observation: The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors present. The Board Members José Maurício Pereira Coelho and Nildemar Secches did not have access to any information concerning the Acquisition, were not present at this meeting neither participate of any discussion related to the matters hereby approved.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all members of the Board present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MATERIAL NOTICE

ULTRAPAR, THROUGH ITS SUBSIDIARY ULTRAGAZ, ENTERS INTO AN AGREEMENT TO ACQUIRE LIQUIGÁS DISTRIBUIDORA S.A.

São Paulo, Brazil, November 17, 2016 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that its subsidiary Companhia Ultragaz S.A. (“Ultragaz”) signed today a sale and purchase agreement with Petróleo Brasileiro S.A. (“Petrobras”) for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A. (“Liquigás”) (“Transaction”).

The enterprise value of the acquisition is R$ 2.8 billion. Such amount will be adjusted by the Brazilian interbank interest rate (CDI) of the period between the signing date and the closing of the Transaction, and will be subject to adjustments related to working capital and net debt position between 12/31/2015 and the closing date of the Transaction.

The completion of the Transaction is subject to the approval by the Brazilian antitrust authorities, and the approval by the shareholders of Ultrapar, pursuant to article 256 of the Brazilian Corporate Law, and of Petrobras, pursuant to its bylaws, both meetings to be called in due course. The completion is also subject to other customary conditions precedent for this type of Transaction. It is worth mentioning that, even if paragraph 2 of article 256 of the Brazilian Corporate Law is applicable, Ultrapar shareholders will not be entitled with withdrawal rights, once Ultrapar’s shares have market liquidity and dispersion.

Liquigás

Liquigás was founded in 1953 and operates in the liquefied petroleum gas (LPG) distribution market in Brazil. With a structure of 23 operating facilities and 19 warehouses, Liquigás has a network of 4.8 thousand resellers.

In 2015, Liquigás sold 1.65 million tons of LPG, generating net revenues of R$ 3.3 billion and EBITDA of R$ 214 million. Liquigás’ gross debt as of December 31, 2015 was R$ 145 million.

Rationale of the acquisition

Ultragaz was the first LPG distributor in Brazil, founded in 1937, and will complete 80 years of operations next year. Its experience, pioneering spirit and commitment to this market all have allowed it to obtain various recognitions, including more than 40 awards for its management standards. Ultragaz serves approximately 11 million households in the bottled segment and 50 thousand costumers in the bulk segment. In 2015, it sold 1.7 million tons of LPG, generating net revenues of R$ 4.6 billion and EBITDA of R$ 357 million. Over the last 12 months up to September 30, 2016, Ultragaz’s EBITDA totaled R$ 433 million. During 2016, Ultragaz reported 31% EBITDA growth year-on-year. In the same period, Liquigás has also been presenting even higher earnings growth.

Ultragaz strategy relies on differentiation based on innovation, offering costumers greater convenience and a better value proposition. This differentiation is materialized through initiatives such as the Ultragaz Connect application, Vale Gás, the partnership with the Km de Vantagens loyalty program and the Ultrapronto concept. Additionally, in the bulk segment, Ultragaz offers tailor-made solutions that enhance its costumer’s energy source towards the LPG use.

The Transaction will allow Ultragaz’s strategy based on differentiation and operational excellence, as well as its investment capacity, combined with Liquigás’ quality assets and reseller’s network, to provide significant efficiency gains, such as in logistics, in administrative management and in operating practices, resulting in better services and benefits for consumers, resellers and the society as a whole.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors held on November 17, 2016 and Material Notice)